Exhibit 99.3

EDGEN MURRAY CORPORATION

LETTER TO HOLDERS

To Holders of 12.25% Senior Secured Notes Due 2015:

Edgen Murray Corporation (the “Company”) is offering, upon and subject to the conditions set forth in the Prospectus, dated             , 2010 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) each $2,000 principal amount of its newly issued 12.25% Senior Secured Notes Due 2015 that have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”), for each $2,000 principal amount of its outstanding 12.25% Senior Secured Notes Due 2015 issued on December 23, 2009 (the “Initial Notes”), of which $465,000,000 principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated December 23, 2009, by and among the Company, Edgen Murray II, L.P., J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.

Briefly, you may either:

a. Tender all or some of your Initial Notes, along with a completed and executed Letter of Transmittal, and receive Exchange Notes in exchange; or

b. Retain your Initial Notes.

All tendered Initial Notes must be received on or prior to             , 2010 at 5:00 p.m., New York City time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Initial Notes and the Letter of Transmittal, please call The Bank of New York Mellon at (212) 815-5920 or write The Bank of New York Mellon, The Bank of New York Mellon Corporation, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street - 7 East New York, N.Y. 10286 Attn: Mrs. Carolle Montreuil.